Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NGP Capital Resources Company:

We hereby consent to the use in this Registration Statement on Form N-2 of our report dated April 7, 2005, relating to the statements of operations, changes in stockholders’ equity (net assets) and cash flows of NGP Capital Resources Company (the “Company”) for the period August 6, 2004 (commencement of operations) through December 31, 2004, and the financial highlights for the period August 6, 2004 (commencement of operations) through December 31, 2004, which appear in such Registration Statement. We also consent to the references to us under the heading “Independent Registered Public Accounting Firms” in such Registration Statement.

/s/ KPMG LLP

Fort Worth, Texas

October 12, 2007